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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007	Commission File Number: 1-31349

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into, or as an additional exhibit to, as applicable, the following Registration Statements of the registrant: Form F-9 (File No. 333-128045); Form F-3 (File No. 333-97203); Form S-8 (File No. 333-12284); Form S-8 (File No. 333-105280); Form S-8 (File No. 333-126782) and Form S-8 (File No. 333-135721).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION
By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Senior Vice President and General Counsel

Date: May 23, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Material change report dated May 23, 2007
99.2	Implementation Agreement dated May 15, 2007 between The Thomson Corporation, Reuters Group PLC, The Woodbridge Company Limited and Thomson-Reuters Limited, together with the agreed forms of Equalization and Governance Agreement, Thomson-Reuters PLC Deed of Guarantee and The Thomson Corporation Deed of Guarantee

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SIGNATURES
EXHIBIT INDEX